UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF**
**INTERNATIONAL FINANCE CORPORATION**

In respect of its

**U.S. $1,000,000,000 1.250 per cent. Notes due July 16, 2018**

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 10, 2014

The following information regarding an issue of U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018, (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2013 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated June 5, 2014 (the "Final Terms"), and the Terms Agreement dated June 5, 2014 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1.250 per cent per annum payable semi-annually in arrears on January 16 and July 16 in each year, commencing January 16, 2015. See, Final Terms, Item 15.

(c) Maturity Date. July 16, 2018

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.519 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2013);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation[3];

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (June 5, 2014); and

G. Terms Agreement (June 5, 2014).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

2 Filed on September 17, 2008.

3 Filed September 4, 2013

4 Filed on August 14, 2006.

EXHIBIT F

EXECUTION VERSION

**Final Terms dated June 5, 2014**

# International Finance Corporation

Issue of

**U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018**

under its

**Global Medium-Term Note Program**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

**THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.**

| | | |
|---|---|---|
| 1. | Issuer: | International Finance Corporation |
| 2. | (i) Series Number: | 1325 |
| | (ii) Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | United States Dollars (U.S.$) |
| 4. | Aggregate Nominal Amount: | |
| | (i) Series: | U.S.$ 1,000,000,000 |
| | (ii) Tranche: | U.S.$ 1,000,000,000 |

| | | |
|---|---|---|
| 5. | Issue Price: | 99.519 per cent. of the Aggregate Nominal Amount |
| 6. | (i) Specified Denominations: | U.S.$ 1,000 and integral multiples thereof |
| | (ii) Calculation Amount: | U.S.$ 1,000 |
| 7. | Issue Date: | June 10, 2014 |
| 8. | Maturity Date: | July 16, 2018 |
| 9. | Interest Basis: | 1.250 per cent. Fixed Rate (further particulars specified below) |
| 10. | Redemption/Payment Basis: | Redemption at par |
| 11. | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Not Applicable |
| 13. | Status of the Notes: | Senior |
| 14. | Method of distribution: | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | Fixed Rate Note Provisions: | Applicable |
| | (i) Rate of Interest: | 1.250 per cent. per annum payable semi-annually in arrear |
| | (ii) Interest Payment Date(s): | January 16 and July 16 in each year, from and including January 16, 2015 to and including the Maturity Date. |
| | (iii) Fixed Coupon Amount: | U.S.$ 6.25 per Calculation Amount |
| | (iv) Broken Amount: | Initial Broken Amount of U.S.$ 7.50 per Calculation Amount payable on January 16, 2015 |
| | (v) Day Count Fraction: | 30/360 (unadjusted) |
| | (vi) Determination Dates: | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 16. | Floating Rate Note Provisions: | Not Applicable |
| 17. | Zero Coupon Note Provisions: | Not Applicable |
| 18. | Index Linked Interest Note/other variable-linked interest Note Provisions: | Not Applicable |
| 19. | Dual Currency Note Provisions: | Not Applicable |

## PROVISIONS RELATING TO REDEMPTION

| | | |
|---|---|---|
| 20. | Call Option I: | Not Applicable |
| | Call Option II (Automatic): | Not Applicable |
| 21. | Put Option: | Not Applicable |
| 22. | Final Redemption Amount of each Note: | U.S.$ 1,000 per Calculation Amount |
| 23. | Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | U.S.$ 1,000 per Calculation Amount |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | |
|---|---|---|
| 24. | Form of Notes: | Fed Bookentry Notes:<br>Fed Bookentry Notes available on Issue Date |
| 25. | New Global Note (NGN): | No |
| 26. | Financial Centre(s) or other special provisions relating to payment dates: | New York and London |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 28. | Details relating to Partly Paid Notes: | Not Applicable |
| 29. | Details relating to installment Notes: amount of each installment, date on which each payment is to be made: | Not Applicable |
| 30. | Redenomination, renominalization and reconventioning provisions: | Not Applicable |
| 31. | Consolidation provisions: | Not Applicable |
| 32. | Additional terms: | |
| | (i) Governing law: | New York |

## DISTRIBUTION

| | | | |
|---|---|---|---|
| 33. | (i) If syndicated, names and addresses of Managers and underwriting commitments: | BNP Paribas - | U.S.$ 334,000,000 |
| | | Goldman Sachs International - | U.S.$ 333,000,000 |
| | | Merrill Lynch International - | U.S.$ 333,000,000 |
| | | BNP Paribas<br>10 Harewood Avenue<br>London NW1 6AA<br>Attention: Fixed Income Syndicate<br>Telephone: +44 (0) 207 595 8222 | |
| | | Goldman Sachs International<br>Peterborough Court<br>133 Fleet Street<br>London EC4A 2BB<br>Attention: Syndicate Desk<br>Telephone: +44 (0) 207 774 1000 | |
| | | Merrill Lynch International<br>2 King Edward Street<br>London EC1A 1HQ<br>Attention: Debt Syndicate Desk<br>Telephone: +44 (0) 207 995 3995 | |
| | (ii) Date of Terms Agreement: | June 5, 2014 | |
| | (iii) Stabilizing Manager(s) (if any): | Not Applicable | |
| 34. | If non-syndicated, name and address of Dealer: | Not Applicable | |
| 35. | Total commission and concession: | Not Applicable | |
| 36. | Additional selling restrictions: | Not Applicable | |

## RESPONSIBILITY

**The Corporation accepts responsibility for the information contained in this Final Terms.**

**Signed on behalf of the Corporation:**

By: ..........................................................................

Duly authorized



DC_LAN01:294360.2

## PART B – OTHER INFORMATION

### LISTING

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to trading: | Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from June 10, 2014 |

### RATINGS

| | |
|---|---|
| Ratings: | Notes under the Program have been rated:<br>S & P: AAA<br>Moody's: Aaa |

### INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

### OPERATIONAL INFORMATION

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| ISIN Code: | US45950KCC27 |
| Common Code: | 107577475 |
| CUSIP: | 45950K CC2 |
| Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s): | Bookentry system of the Federal Reserve Banks |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

### GENERAL

| | |
|---|---|
| Applicable TEFRA exemption: | Not Applicable |

## UNITED STATES TAXATION

*United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

EXHIBIT G

EXECUTION VERSION

# TERMS AGREEMENT NO. 1325 UNDER THE STANDARD PROVISIONS

June 5, 2014

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 1,000,000,000 1.250 per cent. Notes due July 16, 2018 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on June 10, 2014 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 995,190,000 (which is 99.519% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to June 3, 2014, 3:45 p.m. New York City time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP (the "Reliance Letter") addressed to the undersigned and giving the undersigned full benefit of the existing

validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion, provided, however, that the undersigned shall be responsible for any costs associated with the delivery of the Reliance Letter.

6 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.519 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/GIL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal

amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

**13** This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

**14** This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

**BNP PARIBAS**

By: ______________________

Name: HUGH PRYSE-DAVIES

Title: DULY AUTHORISED SIGNATORY

HEIKE KRUGER
AUTHORISED SIGNATORY

**GOLDMAN SACHS INTERNATIONAL**

By: ______________________

Name:

Title:

**MERRILL LYNCH INTERNATIONAL**

By: ______________________

Name:

Title:

**BNP PARIBAS**

By: ______________________________
Name:
Title:

**GOLDMAN SACHS INTERNATIONAL**

By: ______________________________
Name: Marko Milos
Title: Managing Director

**MERRILL LYNCH INTERNATIONAL**

By: ______________________________
Name:
Title:

**BNP PARIBAS**

By: ______________________

Name:

Title:

**GOLDMAN SACHS INTERNATIONAL**

By: ______________________

Name:

Title:

**MERRILL LYNCH INTERNATIONAL**

By: ______________________

Name: R SEAGER

Title: MD

CONFIRMED AND ACCEPTED, as of the
date first written above:

**INTERNATIONAL FINANCE CORPORATION**

By: ______________________
Name: WOLFGANG MEYER
Title: DIRECTOR



DC_LAN01:294361.2

**SCHEDULE I**

| Dealer | Nominal Amount of Notes |
|---|---|
| BNP Paribas | $334,000,000 |
| Goldman Sachs International | $333,000,000 |
| Merrill Lynch International | $333,000,000 |
| **Total:** | **$1,000,000,000** |

## SCHEDULE II

Notice Details of the Dealers:

BNP Paribas
10 Harewood Avenue
London NW1 6AA
Attention: Fixed Income Syndicate
Telephone: +44 (0) 207 595 8222

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
Attention: Syndicate Desk
Telephone: +44 (0) 207 774 1000

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
Attention: Debt Syndicate Desk
Telephone: +44 (0) 207 995 3995